SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

STRATEGIC HOTELS & RESORTS, INC.

(Name of Subject Company (Issuer))

STRATEGIC HOTELS & RESORTS, INC.

(Names of Filing Persons (Issuer and Offeror))

8.50% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

8.25% Series C Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

Series A: 86272T 304, 86272T 205

Series B: 86272T 403

Series C: 86272T 502

(CUSIP Number of Class of Securities)

Laurence S. Geller

President, Chief Executive Officer and Director

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

With copies to:

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$125,857,747	$14,423.30

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $125,857,747. The amount of the filing fee, $114.60 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on November 7, 2011 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Original Schedule TO filed on November 10, 2011 (as amended and supplemented, the “Schedule TO”) by Strategic Hotels & Resorts, Inc., a Maryland corporation (“Strategic”), relating to the offers by Strategic to purchase for cash up to 4,716,981 shares of its issued and outstanding (i) 8.25% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.50 per share, (ii) 8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.50 per share and (iii) 8.50% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.70 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letters of Transmittal, copies of which are filed as Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, to the Original Schedule TO.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letters of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase or the Letters of Transmittal. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letters of Transmittal.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended by the following deemed amendment to the Offer to Purchase:

The second paragraph of the section “The Offers—Conditions of the Offers” in the Offer to Purchase is hereby deleted and replaced with the following:

The foregoing conditions are for our sole benefit and the failure of any such condition to be satisfied may be asserted by us regardless of the circumstances giving rise to any such failure and any such failure may be waived by us (other than those conditions dependent upon the receipt of necessary government approvals), in whole or in part at any time and from time to time in our sole discretion.

Item 11. Additional Information.

The information set forth in the section of the Offer to Purchase entitled “Where You Can Find More Information” is incorporated herein by reference.

Item 11 of the Schedule TO is hereby amended by the following deemed amendment to the Offer to Purchase:

The last paragraph of the section “Where You Can Find More Information” in the Offer to Purchase is hereby deleted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATEGIC HOTELS & RESORTS, INC.

By:	/s/ Laurence S. Geller
	Name:	Laurence S. Geller
	Title:	President, Chief Executive Officer and Director

Dated: November 17, 2011